Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 on Form S-8 to Form S-4 (File No. 333-172691) of Universal American Spin Corp. pertaining to shares of common stock of Universal American Spin Corp. of our reports dated March 1, 2011, with respect to the consolidated financial statements and schedules of Universal American Corp. and subsidiaries, and the effectiveness of internal control over financial reporting of Universal American Corp. and subsidiaries for the year ended December 31, 2010 included in Universal American Spin Corp.’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
April 27, 2011